Exhibit 99.5
Notice to ASX and LSE

Notice of dividend currency exchange rates – 2017 final dividend

6 April 2018

On 7 February 2018, Rio Tinto announced an interim dividend of 180.00 US cents per share for the full year ending 31 December 2017, with Rio Tinto Limited shareholders to be paid 228.53 Australian cents per ordinary share and Rio Tinto plc shareholders to be paid 129.43 pence per ordinary share.

The currency exchange rates which apply for Rio Tinto Limited shareholders who elect to receive the final dividend in pounds sterling and Rio Tinto plc shareholders who elect to receive the final dividend in Australian dollars are the currency exchange rates applicable on 5 April 2018, being five business days prior to the dividend payment date.

American Depositary Receipt (ADR) holders receive dividends in US dollars based on the pounds sterling currency exchange rate applicable on 5 April 2018.

This announcement confirms the currency exchange rates applicable for the 2017 final dividend for shareholders who have made a currency election:

Declared dividend (180.00 US cents)	Exchange rate	Dividend per share following currency election/Dividend per ADR
228.53 Australian cents	0.5491	125.49 British pence
129.43 British pence	1.8211	235.70 Australian cents
129.43 British pence	1.3996	181.15 US cents (ADR Holders)

The final dividend will be paid to shareholders of Rio Tinto Limited and Rio Tinto plc and to ADR holders on 12 April 2018.

Contacts

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Media Relations, United Kingdom

Illtud Harri

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David Outhwaite

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Investor Relations, United Kingdom

John Smelt

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Nick Parkinson

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Media Relations, Australia

Jonathan Rose

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Investor Relations, Australia

Natalie Worley

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Rachel Storrs

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Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885	Rio Tinto Limited Level 7, 360 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404